UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004.

           OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________________ to ________________________

Commission file number 0-24100

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

1.	Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

2.	Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public Accounting Firm Thereon) December 31, 2004 and 2003

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KPMG
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Home Federal Savings Bank
      Employees’ Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings & Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 15, 2005

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31,
	2004	2003
Investments:
Common stock at fair market value	$1,162,644	752,893
Mutual funds at fair market value	3,871,670	2,888,681

	5,034,314	3,641,574
Participant loans	52,756	40,826

Net assets available for benefits	$5,087,070	3,682,400

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Contributions
Employer	$129,464	133,831
Employee	639,455	654,664
Rollover	131,143	65,418

Total contributions	900,062	853,913

Withdrawals	(215,777)	(175,951)

Investment income:
Net appreciation on fair market value of investments:
Mutual funds	344,704	519,291
Common stock	273,827	140,642
Interest	2,831	2,068
Dividends	107,828	48,368
Less asset management fees	(8,805)	(8,341)

Net investment income	720,385	702,028

Increase in net assets available for benefits	1,404,670	1,379,990
Beginning of year	3,682,400	2,302,410

End of year	$5,087,070	3,682,400

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(1)  Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

Custodian of Investments
Effective April 1, 2003, First Trust Corporation became the trustee and custodian of all Plan assets. Bank of New York was the trustee and custodian of all Plan assets during 2002 and through March 31, 2003.

Plan Administration
Home Federal Savings Bank (the Company) is the administrator of the Plan. Pentegra Services, Inc. performed the participant accounting during 2002 through March 31, 2003. Effective April 1, 2003, Alliance Benefit Group began performing the participant accounting.

Valuation of Investments
Investments are stated at their fair market value. Investments in mutual funds or commingled trusts are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost, which approximates fair value. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds.

Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Costs and Expenses
Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $8,375 and $12,890 in 2004 and 2003, respectively.

(2)	Description of the Plan The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

General
The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 2003, all Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates. Employees were previously required to be 21 years of age.

Concentration of Market Risk
At December 31, 2004 and 2003, approximately 23% and 20%, respectively, of the Plan’s net assets were invested in the common stock of HMN Financial, Inc. The underlying value of the HMN Financial, Inc. common stock is entirely dependent upon the performance of HMN Financial, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of HMN Financial, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Funding Policy
Effective April 1, 2003, participants have had the ability to contribute up to 50% of their monthly compensation on a pretax basis to the Plan. Prior to April 1, 2003 participants were allowed to contribute up to 12% of their monthly compensation. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $13,000 during 2004 and $12,000 during 2003. The Company matches 25% of each participant’s contribution not in excess of 8% of the participant’s annual salary. Participants over the age of 50 were allowed to contribute an additional $3,000 and $2,000 as a “catch-up” contribution during 2004 and 2003, respectively, as allowed by the tax law changes of 2001.

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2004 or 2003.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

Vesting
Participants are immediately vested in their contributions and the actual earnings thereon. Prior to 2003, a participant was required to be employed on December 31 of the plan year to be entitled to the Company’s match for the year. This requirement was eliminated effective January 1, 2003.

Employees hired prior to January 1, 1997 are immediately vested in the employer contributions received during the plan year. Employees hired January 1, 1997 and thereafter are subject to 5-year cliff vesting for the employer matching contribution. Effective January 1, 2002 the vesting period was reduced to 3-year cliff vesting for employer matching amounts received during 2002 and thereafter. Employer matching contributions received prior to 2002 remain subject to the 5 year vesting service requirement, as applicable.

Forfeited amounts totaled $14,362 and $17,537 for 2004 and 2003, respectively, and are used to reduce future employer match obligations. Employer match amounts not vested at December 31, 2004 and 2003, totaled $122,182 and $117,072, respectively.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

Distributions
Upon termination of employment for any reason the vested portion of the participant’s account balance becomes fully payable.

Participating Employers
The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996.

The contributions to the Plan for each employer participating in the Plan during 2004 and 2003 were as follows:

	2004			2003
	Employer	Employee	Rollover	Employer	Employee	Rollover
Home Federal Savings Bank	$123,644	615,593	131,143	129,249	633,676	65,418
HMN Mortgage Services, Inc.	0	0	0	0	0	0
Osterud Insurance Agency, Inc.	5,820	23,862	0	4,582	20,988	0

	$129,464	639,455	131,143	133,831	654,664	65,418

(3)  Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4)  Description of Investment Options

Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

American Funds Europacific A
This fund invests in growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. It invests primarily in common and preferred stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds and cash. Normally, at least 80% of assets must be invested in securities of issuers domiciled in Europe or the Pacific Basin. This fund was available in 2004 and 2003.

American Funds Growth Fund A
This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund may invest in cyclical companies, turnarounds and value situations. It invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash. This fund was available in 2004 and 2003.

American Funds AMCAP Fund A
This fund seeks to provide long-term growth of capital. It invests in established growth companies of any size with records of steady, above-average earnings and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents. This fund was available in 2004 and 2003.

Dodge & Cox Stock Fund
The objective of this fund is long-term growth of principal and income. The Fund invests primarily in a diversified portfolio of common stocks. This fund was available in 2004 and 2003.

Galliard Stable Return Fund
This fund invests in investment instruments issued by highly rated financial institutions. These instruments include guaranteed investment contracts, bank investment contracts and security backed contracts. Safety of principal, consistency of returns with minimal volatility and liquidity for participant initiated withdrawals are key objectives of the Fund. This fund was available in 2004 and 2003.

T. Rowe Price Mid Cap Growth Advisors
This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. Current income, if considered at all, is a secondary objective. This fund was available in 2004 and 2003.

Royce Premier
This fund seeks capital appreciation by investing primarily in stocks of small companies, as determined by either market capitalization or assets. This fund was available in 2004 and 2003.

Strong Government Securities Fund
This fund invests primarily in high-quality bonds issued by the U.S. government or its agencies. The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. This fund was available in 2004 and 2003.

Vanguard 500 Index
This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 Index while keeping transaction cost low. This fund was available in 2004 and 2003.

Vanguard Mid Cap Index
This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate that composition and total return of the S&P 400 Mid Cap Index while keeping transaction costs low. This fund was available in 2004 and 2003.

Vanguard Wellesley
This fund seeks total return by investing in a relatively fixed combination of both stocks and bonds. In general, these funds will hold a minimum of 25% in stocks and 25% in bonds at any time. This fund was available in 2004 and 2003.

HMN Financial, Inc. Stock — The fund invests in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank. Three to six percent of the fund is maintained in a Short Term Investment Fund for liquidity purposes.

Fidelity Advisor Daily Prime Money Market
Safety of principal is the objective of this fund. The fund invests in short-term liquid investments. This fund was available in 2004 and 2003.

First Trust Institutional Money Market
Safety of principal is the objective of this fund. The fund invests in short-term liquid investments. This fund was available in 2004 and 2003.

First Trust Money Market Account
Safety of principal is the objective of this fund. The fund invests in short-term liquid investments. This fund was made available in 2004.

(5)  Number of Participants

The number of participants in each investment option as of December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
American Funds Europacific A	197	169
American Funds Growth Fund A	187	158
American Funds AMCAP Fund A	199	172
Dodge & Cox Stock Fund	201	169
Galliard Stable Return Fund	180	156
T. Rowe Price Mid Cap Growth Advisors	162	136
Royce Premier	199	169
Strong Government Securities Fund	173	149
Vanguard 500 Index	226	191
Vanguard Mid Cap Index	196	172
Vaguard Wellesley	200	168
HMN Financial, Inc. Stock	105	91
Fidelity Advisor Daily Prime Money Market	1	1
First Trust Institutional Money Market	105	87
Participant Loans	12	10
PSI S&P MidCap Stock Index Fund	—	—
PSI S&P500 Stock Index Fund	—	—
PSI Stable Value Fund	—	—
PSI Money Market Fund	—	—
PSI Bond Market Fund	—	—
PSI International Stock Fund	—	—
PSI Income Plus Fund	—	—
PSI Growth & Income Fund	—	—
PSI Growth Fund	—	—
PSI S&P500 Growth Stock Index Fund	—	—
PSI S&P500 Value Stock Index Fund	—	—
PSI Russell 2000 Stock Index Fund	—	—
PSI NASDAQ 100 Stock Fund	—	—

The total number of eligible participants in the Plan was 264 and 259 at December 31, 2004 and 2003, respectively.

(6)  Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2004 or 2003:

	December 31,
	2004	2003
	Fair	Fair
	market	market
Description	value	value
American Funds AMCAP Fund A	—	185,121
American Funds Europacific A	291,189	—
Dodge & Cox Stock Fund	420,302	233,057
Galliard Stable Return Fund	427,245	304,561
Royce Premier	362,780	198,703
Strong Government Securities Fund	300,892	243,424
Vanguard 500 Index	530,896	531,942
Vanguard Mid Cap Index	646,770	553,598
Vanguard Wellesley	283,316	257,774
HMN Financial, Inc. Stock	1,162,644	752,893

(7)  Income Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999 the Plan, as amended, was again submitted to the IRS for determination of its tax-exempt status. A favorable determination was received on March 15, 2000. The Plan was also amended during 2003 and a favorable determination letter was received on November 17, 2003, therefore no provision for income taxes has been included in the Plan’s financial statements. The Company believes the Plan continues to qualify and operate as designed.

An employee’s pretax contributions under the Plan will reduce the participant’s taxable income for federal and state income tax purposes. Each participant’s portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

(8)  Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by Pentegra Services, Inc. (PSI) and Alliance Benefit Group (ABG). PSI was the third party administrator of the Plan through March 31, 2003 and was a party-in-interest. Effective April 1, 2003, ABG was appointed as the third party administrator of the Plan as defined by the Basic Plan Document and is a party-in-interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Schedule of Assets (Held at End of Year)

December 31, 2004

Fair
Market
Description	Value
American Funds AMCAP Fund A	$241,669
American Funds Europacific A	291,189
American Funds Growth Fund A	172,397
Dodge & Cox Stock Fund	420,302
Galliard Stable Return Fund	427,245
Royce Premier	362,780
Strong Government Securities Fund	300,892
T. Rowe Price Mid Cap Growth Advisors	108,450
Vanguard 500 Index	530,896
Vanguard Mid Cap Index	646,770
Vanguard Wellesley	283,316
Fidelity Advisor Daily Prime Money	14,428
First Trust Institutional Money Market	630
First Trust Money Market Account	70,706
*HMN Financial, Inc. Stock	1,162,644
Participant Loans (5.00% to 10.00%)	52,756

Total investments	$5,087,070

*	Party-in-interest

See accompanying report of independent registered public accounting firm..

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME FEDERAL SAVINGS BANK EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
Date: June 28, 2005	By:	/s/ Michael McNeil
Michael McNeil
		Title:	President, Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number
23	Consent of Independent Registered Public Accounting Firm